UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2023

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NIO Launched Its First Smart Electric Tourer, the ET5 Touring

Shanghai, China, June 15, 2023, - NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today officially launched its first smart electric tourer, ET5 Touring. Designed with families in mind, the ET5 Touring has been crafted to enhance versatility, space, and practicality on top of the sporting character of its sedan variant, offering users a dynamic style as the world’s first premium smart electric tourer.

The ET5 Touring features the second-generation design language of NIO, revealing a perfect proportion of a tourer. The hatchback design highlights its sensual and smooth profile, and sets off the dynamic and elegant body contour. The front Watchtower sensor layout seamlessly blends sensing units, such as the LiDAR and cameras, with the tourer's roofline. The ET5 Touring measures 4,790 mm in length, 1,960 mm in width, and 1,499 mm in height, with a wheelbase of 2,888 mm. Based on the ET5 sedan, the rear of ET5 Touring is extended, with the rooflines naturally connecting to the rear spoiler. The upwardness of the lower rear section gives the car a neat and balanced look. With its iconic rear spoiler and illumiBlade taillight, this tourer unmistakably represents the distinct NIO design.

The ET5 Touring comes with a one-piece panoramic glass sunroof of 1.35m2 with features of intelligent dimming, as well as protection from up to 99.99 percent of harmful UV rays and 80 percent isolation from heat.

The cockpit of the ET5 Touring offers an immersive and cocooning experience to occupants with its wrap-around design. The PanoCinema system ensures an intelligent digital experience, featuring digital ambient lighting in 256*256 color combinations and 7.1.4 Surround Sound System. N-Box Enhanced Infotainment Console is offered, along with the optional NIO Air AR Glasses, bringing a private-cinema experience equivalent to watching a 201-inch screen positioned six meters away.

Thanks to its tourer styling and design, the ET5 Touring has a remarkably spacious interior for its class. The longitudinal space of the front and rear seats reaches 1,857 mm. The design of the ET5 Touring enables more space in the rear row, especially in terms of headroom, while offering excellent functionality with 40:20:40 independent folding rear seats.

The ET5 Touring comes with a versatile load area of 1,300 liters of total space. The trunk cover is designed to be flush with the sill for easy loading and unloading, and can be opened separately, providing an additional 42 liters of space, or be lowered to expand the cargo space vertically for taller items. The ET5 Touring also provides a variety of storage spaces throughout the interior, allowing users to efficiently organize different items and make full use of the available space, while offering expanded exterior cargo space. The roof rails fit seamlessly into the car body, making it safe and easy to secure racks or roof boxes. With a low-profile look, it is practical enough to carry a maximum load of 75 kg.

Encompassing NIO’s high-performance DNA, the ET5 Touring features NIO’s proven and powerful dual-motor all-wheel drive system and progressive aerodynamics (Cd0.25), and sprints from 0 to 100 km/h in just 4.0 seconds. The ET5 Touring boasts perfect 50:50 weight distribution, while stability is assured through a 499mm low center of gravity. The advanced front and rear five-link suspension has been set up to ensure supreme control across a multitude of surfaces. The front and rear axles are equipped with Hydraulic Rebound Stop (HRS) system as standard to dampen the impact from the road while reducing the working noise of the suspension system, improving NVH quality, and balancing handling and comfort. NIO's proprietary high-performance four-piston fixed calipers cast in aluminum alloy, paired with high-performance NAO pads, realize a braking distance of 33.9 meters from 100 km/h to a full stop while effectively suppressing low-frequency noise.

The ET5 Touring is easy and fun to drive with its nine driving modes. In addition to the five basic modes of Eco, Comfort, Sport, Sport+, and Custom, the ET5 Touring also offers four scenario modes, including Snow, Sand, Wet, and Trailer. These modes address all driving scenarios for users.

The ET5 Touring features assisted and intelligent driving with NIO AQUILA Super Sensing, which contains 33 high-performance sensors. When combined with the ultralong range, high resolution LiDAR camera, it gives a supreme perception of the road and its surroundings. All ET5 Touring models are powered by the NIO ADAM Super Computing, which features four NVIDIA DRIVE Orin X chips and 1,016 TOPS of computing power. For users, this translates to a comprehensive suite of 23 safety and driver assistance features that come standard with the vehicle, with more added regularly via over-the-air (OTA) software (SOTA) and firmware (FOTA) updates. With the Banyan 2.0.0 system, NIO products, services, and communities are all connected to bring a unique intelligent driving experience not found elsewhere.

Designed in compliance with the five-star safety standards in China and Europe, the ET5 Touring boasts a high-strength steel and aluminum hybrid body and advanced processes, such as integrated die-cast aluminum rear floor, integrated hollow cast aluminum subframe, and aluminum extrusion sills, ensuring strength and safety while achieving a lighter weight. The vehicle's torsional stiffness is as high as 32,000 N·m/degree, placing it at the forefront of its class. Equipped with seven airbags, including a central airbag, the ET5 Touring provides maximum protection for occupants.

The ET5 Touring offers a range of choices with 10 exterior colors, including the NIO Color 2023 Sunlight Gold, and six interior themes. The price of the ET5 Touring starts from RMB 298,000 with 75 kWh battery, RMB 356,000 with 100 kWh battery, and RMB 228,000 with BaaS (Battery as a Service) in China. The model is available for test drive and order now in China, with expected delivery starting from June 16, 2023. NIO has also released the prices of the ET5 Touring in European markets, with expected delivery time yet to be announced.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES7, ES6, EC7, EC6, ET7, ET5, and ET5 Touring; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: June 15, 2023